02005330

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

TC 2/20

SEC FILE NO.
8- 30196

REPORT FOR THE PERIOD BEGINNING 1/01/2001 AND ENDING 12/31/2001
MM / DD / YY — MM / DD / YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GILDER GAGNON HOWE & COMPANY, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1775 Broadway
(No. and Street)

New York City	N.Y.	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter J. Weadock (212) 424-0323
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Price Waterhouse Coopers, LLP

1177 Avenue of the Americas	New York City	New York	10019
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (1-74)

OATH OR AFFIRMATION

I, Walter J. Weadock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilder Gagnon Howe & Co. LLC, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROY COHEN
Notary Public, State of New York
No. 01C04649694
Qualified in New York County
Commission Expires May 31, 2003

Signature

Administrative Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Members of
Gilder Gagnon Howe & Co. LLC:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in members' capital and cash flows present fairly, in all material respects, the financial position of Gilder Gagnon Howe & Co. LLC (the "Firm") at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Firm's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on pages 9 and 10 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 8, 2002

Gilder Gagnon Howe & Co. LLC
Statement of Financial Condition
As of December 31, 2001

Assets	
Cash	$ 61,295
Receivable from clearing broker	26,813,894
Securities owned	131,100
Pledged securities owned, at market value	868,572
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $7,673,051	4,596,701
Other assets	255,069
Total assets	$ 32,726,631
Liabilities and Members' Capital	
Liabilities	
Securities sold, but not yet purchased, at market value	$ 37,019
Accounts payable and accrued expenses	10,019,901
Due to members	2,000,000
Total liabilities	12,056,920
Commitments (Note 6)	-
Members' capital	20,669,711
Total liabilities and members' capital	$ 32,726,631

The accompanying notes are an integral part of these financial statements.

Gilder Gagnon Howe & Co. LLC
Statement of Income
For the year ended December 31, 2001

Revenues	
Commissions, net of $7,556,766 of clearance fees	$ 145,529,347
Net gain on securities transactions	124,351
Interest	24,114,785
Other	48,909
	169,817,392
Expenses	
Employee compensation and benefits	15,377,334
Commissions	9,314,530
Communications and market data	4,452,771
Occupancy	3,210,029
Unincorporated business taxes	3,950,785
Floor brokerage	3,183,264
Research	5,794,306
Professional fees	2,115,293
Lease termination costs	4,426,186
Other	5,978,240
	57,802,738
Net income	$ 112,014,654

The accompanying notes are an integral part of these financial statements.

Gilder Gagnon Howe & Co. LLC

Statement of Changes in Members' Capital
For the year ended December 31, 2001

Members' capital, beginning of year	$ 30,623,409
Net income	112,014,654
Capital contributions	-
Capital withdrawals	(121,968,352)
Members' capital, end of year	$ 20,669,711

The accompanying notes are an integral part of these financial statements.

Gilder Gagnon Howe & Co. LLC
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities	
Net income	$ 112,014,654
Adjustments to reconcile net income to net cash provided by operating activities	
Net appreciation of pledged securities owned and securities sold, not yet purchased	(124,351)
Depreciation and amortization	904,640
Decrease in operating assets	
Decrease in receivable from clearing broker	47,242,629
Decrease in other assets	68,986
Decrease in operating liabilities	
Decrease in accounts payable and accrued expenses	(5,561,301)
Decrease in due to members	(31,780,164)
Net cash provided by operating activities	122,765,093
Cash flows from investing activities	
Acquisition of furniture, equipment and leasehold improvements	(885,814)
Net cash used in investing activities	(885,814)
Cash flows from financing activities	
Members' capital withdrawals	(121,968,351)
Net cash used in financing activities	(121,968,351)
Net decrease in cash	(89,072)
Cash, beginning of year	150,367
Cash, end of year	$ 61,295
Supplemental disclosures of cash flow information	
Unincorporated business taxes paid during year	$ 2,310,000
Significant non-cash financing information	
Capital due to members not paid to date	$ 2,000,000

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Gilder Gagnon Howe & Co. LLC (the "Firm") is a New York limited liability corporation engaged as a broker and dealer in securities.

The Firm manages investments for individuals on a discretionary basis. It earns income from commissions charged to customers, and effects transactions in listed and unlisted securities, options and commodities. The Firm introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. The clearing broker has procedures to maintain collateral for such customers' margin loans. The clearing broker may charge the Firm for uncollateralized margin loans receivable, as the Firm is responsible for maintaining margin in each customer's margin account to the satisfaction of the clearing broker. At December 31, 2001, there were no such amounts.

Receivable from clearing broker represents cash balances on deposit with and commissions and interest receivable from the Firm's clearing broker. The Firm is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. However, the Firm does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term and interest bearing.

Securities transactions are recorded on a trade-date basis; commission revenues and commission expenses are recorded on a settlement-date basis, which is not materially different from a trade-date basis. Unrealized gains and losses on securities transactions are included in net gains on securities transactions.

Pledged marketable securities owned and securities sold but not yet purchased are recorded at market value which approximate fair value and non readily marketable securities owned are valued at fair value as determined by management.

Depreciation is provided by the double-declining-balance method for furniture and equipment over the estimated useful lives of the assets, and by the straight-line method for leasehold improvements over the shorter of the term of the lease or the estimated life of the improvement.

The allocation of income to the Firm's members is based on the members' agreement. The Firm generally distributes income every month in arrears to members. During 2001, the Firm changed its presentation of the next months distribution from due to members to including this amount in members' capital. In January, approximately $4,537,580 was paid to members.

The Firm provides for local unincorporated business taxes. Other income taxes have not been provided, as the members are individually responsible for such taxes on their respective share of the Firm's net income.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Pledged Securities Owned, Securities Owned and Securities Sold, but Not Yet Purchased

Pledged securities owned consists of approximately $868,572 of a U.S. exchange traded equity security carried at market value based on the closing exchange price. Securities owned consist of $131,100 of equity securities and warrants that are not readily marketable. Securities sold, but not yet purchased consist of approximately $37,019 of a U.S. exchange traded equity security carried at market value based on the closing exchange price.

Under SFAS 140, securities which can be sold or rehypothecated by the holder are classified as pledged securities owned. As all of the Firm's securities are deposited with a clearing broker, they have been reclassified accordingly.

Securities sold, but not yet purchased represent obligations of the Firm to deliver specified securities by purchasing the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet market risk as the Firm's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the financial statements.

3. Net Capital Requirement

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission's Regulation 1.17, which both require the maintenance of minimum net capital. The Firm has elected to use the alternative method permitted by these rules, under which the Firm's greatest minimum net capital requirement is $250,000. At December 31, 2001, the Firm had net capital, as defined, of approximately $15,556,555, which was approximately $15,306,555 in excess of the minimum net capital rule requirement.

4. Segregation Requirements

The Firm had no regulated commodity customers' accounts open on its books at December 31, 2001; therefore, a schedule of segregation requirements and funds in segregation has not been prepared.

The Firm is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing broker, and promptly transmits all customer funds and securities to the clearing broker.

5. Profit-Sharing Plan

The Firm has a profit-sharing plan for all full-time employees. The 2001 Firm contribution is an amount equal to 15% of the compensation earned by eligible employees during 2001, limited to the maximum $25,500 per individual employee allowable under United States Treasury Department regulations. For the year ended December 31, 2001, profit-sharing expense was approximately $1,012,186.

6. Commitments and Contingencies

The Firm is obligated under noncancelable leases for office spaces which expire April 30, 2005, January 31, 2010, and February 28, 2011. Each lease contains a provision for escalation based on certain increases in costs incurred by the lessor. Minimum future annual rental commitments under the noncancelable operating leases are as follows:

2002	$ 2,137,136
2003	2,137,136
2004	2,166,099
2005	2,119,167
2006	2,058,574
Thereafter	7,621,620
	$ 18,239,732

Rental expense for office space for the year ended December 31, 2001 was approximately $3,049,209.

Gilder Gagnon Howe & Co. LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Futures Trading Commission
As of December 31, 2001

1. Total members' capital		$ 20,669,711
2. Deduct, members' capital not allowable for net capital		-
3. Total members' capital qualified for net capital		20,669,711
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		20,669,711
6. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition		
Securities owned	$ 131,100	
Furniture, equipment and leasehold improvements, at cost less depreciation	4,596,701	
Other assets	255,069	
		4,982,870
B. Secured demand note delinquency		-
C. Commodity futures contracts and spot commodities--proprietary capital charges		-
D. Other deductions and/or charges		-
Total deductions and/or charges		4,982,870
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		$ 15,686,841

Gilder Gagnon Howe & Co. LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Futures Trading Commission, Continued
As of December 31, 22001

9. Haircuts on securities:	
A. Contractual securities commitments	$ -
B. Subordinated securities borrowings	-
C. Trading and investment securities:	
1. Exempted securities	-
2. Debt securities	-
3. Options	-
4. Other securities	130,286
D. Undue concentration	-
E. Other	-
	130,286
10. Net capital	$ 15,556,555

COMPUTATION of ALTERNATIVE NET CAPITAL REQUIREMENT:

Net capital requirement	$ 250,000
Excess net capital	$ 15,306,555

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between this computation of net capital and the corresponding computation prepared by the Firm for inclusion in its unaudited Part II FOCUS Report filing as of December 31, 2001.

Gilder Gagnon Howe & Co. LLC

Financial Statements and Supplementary Schedule
Pursuant to Rule 17a-5 of
the Securities and Exchange Commission
and Regulation 1.10 of the Commodity
Futures Trading Commission
for the year ended December 31, 2001
(Confidential)



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants
Internal Accounting Control Required by
SEC Rule 17a-5 and CFTC Regulation 1.16

Members of Gilder Gagnon Howe & Co. LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Gilder Gagnon Howe & Co., LLC (the "Firm") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding customer and firm assets, including securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Firm, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; and

3. For determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities and because the Firm did not maintain customer commodity accounts during the year, we did not review the practices and procedures followed by the Firm in:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 ;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

4. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

5. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2001 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 8, 2002